Filed by Park Sterling Corporation
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Community Capital Corporation
Commission File No. 000-18460
Partnering in the Carolinas Merger of Community Capital Corporation and Park Sterling Corporation March 31, 2011

Forward Looking Statements This presentation contains, and Park Sterling and Community Capital and their respective management may make, certain statements that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements can be identified by the fact that they do not relate strictly to historical or current facts and often use words such as "may," "plan," "contemplate," "anticipate," "believe," "intend," "continue," expect," "project," "predict," "estimate," "could," "should," "would," "will," "goal," "target" and similar expressions. These forward-looking statements express management's current expectations or forecasts of future events and, by their nature, are subject to risks and uncertainties and there are a number of factors that could cause actual results to differ materially from those in such statements. Factors that might cause such a difference include, but are not limited to: synergies and other financial benefits from the proposed merger may not be realized within the expected time frames; costs or difficulties related to integration matters might be greater than expected; inability to obtain governmental approvals of the combination on the proposed terms and schedule; failure of Community Capital's shareholders to approved the merger; fluctuation in the trading price of Park Sterling's stock prior to the closing of the proposed merger, which would affect the total value of the proposed merger transaction; changes in loan mix, deposit mix, capital and liquidity levels, emerging regulatory expectations and measures, net interest income, credit trends and conditions, including loan losses, allowance for loan loss, charge-offs, delinquency trends and nonperforming asset levels, and other similar matters with respect to Park Sterling or Community Capital; the effects of negative economic conditions, including stress in the commercial real estate markets or delay or failure of recovery in the residential real estate markets; changes in consumer and investor confidence and the related impact on financial markets and institutions; changes in interest rates; failure of assumptions underlying the establishment of allowances for loan losses of Park Sterling or Community Capital; deterioration in the credit quality of the loan portfolios of Park Sterling or Community Capital or in the value of the collateral securing those loans; deterioration in the value of securities held in the investment securities portfolios of Park Sterling or Community Capital; legal and regulatory developments; increased competition from both banks and nonbanks; changes in accounting standards, rules and interpretations, inaccurate estimates or assumptions in accounting and the impact on Park Sterling's or Community Capital's financial statements; Park Sterling's ability to attract new employees; and management's ability to effectively manage credit risk, market risk, operational risk, legal risk, and regulatory and compliance risk. These forward-looking statements are not guarantees of future results or performance and involve certain risks and uncertainties that are based on management's beliefs and assumptions and on the information available to Park Sterling or Community Capital at the time that these disclosures were prepared. Actual outcomes and results may differ materially from those expressed in, or implied by, any of these forward- looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risks, as well as those more fully discussed in any of Park Sterling's filings with the SEC or FDIC or Community Capital's filings with the SEC. Forward-looking statements speak only as of the date they are made, and Park Sterling and Community Capital undertake no obligation to update any forward- looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made. 2

Additional Information ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT In connection with the proposed merger, Park Sterling will file with the Securities and Exchange Commission a Registration Statement on Form S-4 that will include a Proxy Statement of Community Capital and a Prospectus of Park Sterling, as well as other relevant documents concerning the proposed transaction. SHAREHOLDERS ARE STRONGLY URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED MERGER. A free copy of the Proxy Statement/Prospectus, as well as other filings containing information about Park Sterling and Community Capital, may be obtained after their filing at the SEC's Internet site (http://www.sec.gov). In addition, free copies of documents filed with the SEC may be obtained on the respective websites of Park Sterling and Community Capital at www.parksterlingbank.com and www.capitalbanksc.com. PARTICIPANTS IN SOLICITATION Park Sterling and Community Capital and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Community Capital's shareholders in connection with this transaction. Information about the directors and executive officers of Park Sterling and Community Capital and information about other persons who may be deemed participants in this solicitation will be included in the Proxy Statement/Prospectus. Information about Park Sterling's executive officers and directors can be found in Park Sterling's definitive proxy statement in connection with its 2011 Annual Meeting of Shareholders to be filed with the SEC. Information about Community Capital's executive officers and directors can be found in Community Capital's definitive proxy statement in connection with its 2010 Annual Meeting of Shareholders filed with the SEC on April 21, 2010. 3

Advancing Our Vision 4 Advances objective of building $8-10 billion franchise in the Carolinas and Virginia Provides attractive core deposits, predominantly in less competitive rural markets Well positioned to support recently announced Charleston organic growth initiative Well positioned to evaluate organic growth opportunities along I-85 and I-26 corridors Expands current product capabilities, including asset management, residential mortgage origination, retail brokerage, retail banking and cash management Immediately accretive to EPS Accretive to TBV per share within eighteen months IRR in excess of 15% Priced at 70% of stated tangible book value and at a 17% premium to current market Strong cultural fit, based on discussions dating back to early 2010 Comprehensive due diligence completed, including external support for Phase I and Phase II credit work Post-closing consolidated capital and liquidity ratios remain strong Strategically Attractive Financially Attractive Acceptable Risk Profile Financial estimates based on management forecasts and assumptions. Transaction values based on PSTB closing stock price of $4.74 and CPBK closing stock price of $2.75, as of March 30, 2011.

Transaction Overview 5 Consideration: Transaction Value: Capital Contribution: Board Representation: Management and Employees: TARP Considerations: Conditions: Approvals: Anticipated Closing: 60% stock (0.6667 PSTB shares for each CPBK share) 40% cash ($3.30 per share) $32.4 million Anticipate injection of at least $30 million in additional equity capital One independent Community Capital director to join Park Sterling Board Intention to retain Community Capital management team and key employees None, no TARP at either institution Customary closing conditions Requires Community Capital shareholder and regulatory approval Third Quarter 2011 Partnership Objective: Leverage Community Capital's attractive footprint and product capabilities to advance strategic vision Consideration mix subject to limitation that total cash component will not exceed 40% and total stock component will not exceed 60%. Transaction values based on PSTB closing stock price of $4.74 as of March 30, 2011.

Positioning in the Carolinas 6 Community Capital Corporation Banking capabilities now located in five of our seven targeted MSAs in the Carolinas Positioned for organic growth in Charlotte, Research Triangle, Wilmington, Charleston and Greenville/Spartanburg Supported by attractive core deposit franchise in Upstate South Carolina Ability to leverage expanded product offerings Ability to leverage strong capitalization and liquidity Led by knowledgeable, experienced local management teams Source: SNL Financial and Company data. Dollars in thousands, except per share amounts. Data as of December 31, 2010 (unless otherwise noted).

Attractive Deposit Franchise 7 Source: SNL Financial and Greenville Chamber of Commerce Population and household income growth deposit weighted; 2010 to 2015 projections; deposit data as of 6/30/10 Counties of Operation Demographics Primary market drivers in Upstate South Carolina include automobile manufacturing, healthcare and pharmaceuticals and research and development CPBK's counties of operation represent over 27% of South Carolina's population Over 20 major institutions of higher education in the Upstate Deposit Market Share CapitalBank's Deposit Growth ($mm) Greenville, South Carolina

Benefits to Community Capital 8 Partnership allows CapitalBank to pursue vision of building the premier community banking franchise in South Carolina Management teams share deep commitment to superior client service Geographic reach into North Carolina offers employees greater opportunity for growth and enrichment Park Sterling offers substantial capital support in an environment where capital is both scarce and essential Deal value is at a premium to CapitalBank's current stock price and is positive for its investors Partner company offers certainty of transaction closing Deep due diligence conducted over a two day period Significant external loan review; examined credit practices and approaches Confident that Park Sterling is solid and transparent Shared Vision and Strategy Strong Financial Partner Substantial due diligence on Park Sterling

Pro Forma Balance Sheet 9 Community Capital Corporation (as of December 31, 2010) Park Sterling Corporation (as of December 31, 2010) Combined (prior to purchase accounting adjustments) Source: SNL Financial and Company data. Dollars in thousands. Excludes purchase accounting adjustments.

Pro Forma Deposit Composition 10 Community Capital Corporation (as of December 31, 2010) Park Sterling Corporation (as of December 31, 2010) Combined (prior to purchase accounting adjustments) Source: SNL Financial and Company data. Dollars in thousands. Excludes purchase accounting adjustments. Cost of Interest Bearing Deposits: 1.62% Cost of Interest Bearing Deposits: 1.15%

Pro Forma Loan Composition 11 Community Capital Corporation (as of December 31, 2010) Park Sterling Corporation (as of December 31, 2010) Combined (prior to purchase accounting adjustments) Source: SNL Financial and Company data. Dollars in thousands. Excludes purchase accounting adjustments. Yield on Total Loans: 4.93% Yield on Total Loans: 5.37%

Financial Impact 12 Mark to total loans and OREO of $50.2 million One-time merger expenses of approximately $6 million (before tax) Ongoing cost saves of approximately 6%, 50% in first year and 100% thereafter CDI of approximately 1%, amortized straight line over 10 years Goodwill of approximately $7.6 million Revenue lift from expanded product capabilities not included in analysis Immediately accretive to earnings per share Accretive to tangible book value per share within eighteen months Diversifies revenue sources by adding attractive non-spread income Core funding sources, with brokered deposits reduced below 15% of total Strong capital position, with tangible common equity to tangible assets above 15% Strong liquidity position, with cash and investments more than 25% of total assets IRR in excess of 15% Pro Forma Financial Benefits Assumptions

Credit Overview: CapitalBank 13 Historical Losses Asset Quality by Segment High concentration in C&D led to early recognition of problem loans in 2009 Management acted decisively to address problems Losses recognized since 2008 total $47.6 million (7.4% of December 31, 2008 loans) Continued economic stress in South Carolina market evident in current portfolio credit metrics, necessitating extensive due diligence across loan portfolio Source: SNL Financial Dollars in thousands.

14 Phase I (Fourth Quarter 2010) Estimated losses determined from comprehensive third-party tape analysis Select file review by PSTB to support tape analysis and create Phase II road map Phase II (First Quarter 2011) Phase I third-party file review and updated tape analysis on residential portfolio (updated all FICO scores and performed sample valuations) Local group utilized for C&D and CRE portfolios (including select site inspections) PSTB supervised above real estate review, reviewed C&I and owner-occupied portfolios, and focused on distressed borrowers and OREO properties Loan Level Coverage Estimated Credit Mark by Segment Extensive Two-Phased Approach Credit Due Diligence Collectively reviewed over 400 individual loan files covering approximately 56% of outstanding balances Commercial Review: Covered 80% of OREO assets, 94% of classified assets and 62% of performing loans Source: SNL Financial and Company. Unaudited, dollars in thousands.

Comparison to Recent Transactions

PARK STERLING BANK

CapitalBank

General Information		Transaction Information				Credit Mark			
Buyer	Target	Announce Date	Announced Deal Value ($mm)	Price/ Tangible Book (%)	Target's Assets ($000s)	Mark on Acquired Loans ($000s)	NCOs since 2008Y ($000s)	Cumulative Losses ($000s)	% 2008Y Loan Balance
United Bankshares, Inc.	Centra Financial Holdings	12/15/2010	185.4	146.3	1,410,801	40,000	6,609	46,609	**4.55%**
IBERIABANK Corporation	Cameron Bancshares, Inc.	3/10/2011	134.8	174.3	705,735	25,000	2,996	27,996	**7.25%**
Old National Bancorp	Monroe Bancorp	10/5/2010	90.5	161.7	838,122	32,400	17,840	50,240	**7.98%**
Hancock Holding Co.	Whitney Holding Corp.	12/21/2010	1,768.4	163.7	11,517,194	447,000	362,055	809,055	**8.91%**
American National Bankshares	MidCarolina Financial	12/15/2010	38.7	104.1	552,299	33,200	6,289	39,489	**9.08%**
IBERIABANK Corporation	Omni Bancshares, Inc.	2/21/2011	40.0	121.3	735,731	51,000	12,896	63,896	**10.93%**
Piedmont Community	Crescent Financial Corp.	2/23/2011	30.6	77.7	973,018	65,600	23,756	89,356	**11.38%**
Comerica Incorporated	Sterling Bancshares, Inc.	1/16/2011	1,028.90	229.7	5,191,953	330,000	105,359	435,359	**11.48%**
M&T Bank Corporation	Wilmington Trust Corp.	10/31/2010	351.3	99.0	10,401,300	1,016,000	417,398	1,433,398	**14.90%**
Park Sterling Corporation	**Community Capital Corp.**	**3/31/2011**	**32.4**	**69.8**	**655,934**	**50,192**	**47,602**	**97,794**	**15.24%**
BMO Financial Group	Marshall & Ilsley Corp.	12/17/2010	5,799.00	97.6	51,886,825	4,700,000	3,458,383	8,158,383	**16.39%**
AVERAGE			**863.7**	**131.5**	**7,715,356**	**617,308**	**405,562**	**1,022,870**	**10.74%**

Source: SNL Financial, FIG Partners and respective company documents. Target's assets are presented as of the quarter prior to announcement.
Net Charge-offs are calculated using the losses and recoveries after 12/31/2008 up to the quarter prior to announcement

15

Executing Our Strategy 16 August 2010 Completed public offering which generated $150.2 million in gross proceeds Expanded senior management team and Board of Directors Listed on NASDAQ: PSTB March 2011 Announced merger with Community Capital Corporation (NASDAQ: CPBK) January 2011 Hired Emory Ware, first de novo market leader, as South Carolina Market President March 2011 Hired Bob Jobe, second de novo market leader, and veteran banker John Lowe to lead expansion into the Research Triangle market of North Carolina November 2010 Hired Nancy Foster as new Chief Risk Officer February 2011 Hired Nina Cloaninger as new Chief Credit Officer Scalable Platform with Offensive Capital Proven Executive Management Team De Novo Expansion with Experienced Market Talent Strategic Partnerships

Summary 17 Priced below stated tangible book value Immediately accretive to earnings per share Accretive to tangible book within eighteen months IRR in excess of 15% Financially Attractive Deal Terms Comprehensive due diligence Strong cultural fit Acceptable Risk Profile Adds eighteen branches and attractive source of core deposits More than doubles loans and deposits Complements organic growth initiatives Additional product capabilities Compelling Contribution to Franchise Building premier regional franchise across the Carolinas and Virginia M&A pipeline and organic growth opportunities remain attractive Advances Business Strategy

18